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As filed with the Securities and Exchange Commission on October 5, 2006 (No. 005-12299)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 2)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

McDONALD'S CORPORATION
(Name of Subject Company (Issuer))
 McDONALD'S CORPORATION
(Names of Filing Persons (Issuer and Offeror))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

580135101
(CUSIP Number of Class of Securities)

Gloria Santona
Corporate Executive Vice President,
General Counsel and Secretary
McDonald's Corporation
One McDonald's Plaza
Oak Brook, Illinois 60523-1900
(630) 623-3373
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Janet L. Fisher, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$824,848,154	$88,258.75

(1)
This valuation assumes the exchange of up to 16,539,967 shares of Chipotle Mexican Grill, Inc. ("Chipotle") class B common stock, par value $0.01 per share (the "Chipotle class B common stock"), for shares of McDonald's common stock, par value $0.01 per share ("McDonald's common stock"). Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $49.87, the average of the high and low sale prices of Chipotle class A common stock, par value $0.01 per share (the "Chipotle class A common stock"), on The New York Stock Exchange on August 31, 2006 and (ii) 16,539,967, the maximum number of shares of Chipotle class B common stock to be exchanged in the exchange offer. Because there is no trading market for Chipotle class B common stock, Chipotle class A common stock is believed to be the most appropriate measure of the value of the securities to be exchanged in this exchange offer for purposes of calculating the filing fee.

(2)
Such fee equals 0.0107% of the transaction value.

/x/
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$88,258.75	Filing Party:	Chipotle Mexican Grill, Inc.
Form or Registration No.:	Form S-4,	Date Filed:	September 8, 2006
	Registration No. 333-137177
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 8, 2006, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 3, 2006 (as so amended, this "Schedule TO") and is filed by McDonald's Corporation ("McDonald's"), a Delaware corporation. This Schedule TO relates to the offer by McDonald's to exchange up to 16,539,967 shares of class B common stock, par value $0.01 per share ("Chipotle class B common stock") of Chipotle Mexican Grill, Inc. ("Chipotle"), a Delaware corporation, in the aggregate, for shares of McDonald's common stock, par value $0.01 per share ("McDonald's common stock"), upon the terms and subject to the conditions set forth in the Prospectus–Offer to Exchange, dated October 3, 2006 (the "Prospectus–Offer to Exchange") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Exchange Offer"). In connection with the Exchange Offer, Chipotle has filed under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-137177) (as amended through the date hereof, the "Registration Statement") to register up to 16,539,967 shares of Chipotle class B common stock.

Item 4.    Terms of the Transaction.

        Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

        For each share of McDonald's common stock that is validly tendered and delivered pursuant to the offer and accepted by McDonald's, McDonald's will deliver 0.8879 shares of Chipotle class B common stock, par value $0.01 per share, to or at the direction of such tendering holder. The final calculated per-share value of the McDonald's common stock and the final calculated per-share value of the Chipotle class B common stock, which were used to determine the final exchange ratio, were $39.91845 and $49.95375, respectively.

        The exchange offer will expire on October 5, 2006 at 12:00 midnight, New York City time, unless extended or terminated.

        On October 5, 2006, McDonald's issued a press release announcing the final exchange ratio of the Exchange Offer, a copy of which is attached as Exhibit (a)(8) hereto and is incorporated herein by reference.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

(a)(8)	Press release issued by McDonald's on October 5, 2006.

1

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2006

McDONALD'S CORPORATION
By:	/s/ MATTHEW H. PAULL
Name:	Matthew H. Paull
Title:	Corporate Senior Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.
(a)(1)	Prospectus–Offer to Exchange, dated October 3, 2006, filed with the Securities and Exchange Commission on October 5, 2006.
(a)(2)
Form of Letter of Transmittal (incorporated by reference to Chipotle's Registration Statement on Form S-4 (File No. 333-137177), filed with the Securities and Exchange Commission on September 8, 2006 (the "Chipotle Registration Statement")).*
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to the Chipotle Registration Statement).*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Chipotle Registration Statement).*
(a)(5)	Form of Letter to Clients for Use by Brokers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Chipotle Registration Statement).*
(a)(6)	Form of Notice of Withdrawal (incorporated by reference to the Chipotle Registration Statement).*
(a)(7)	Current Report on Form 8-K, dated October 3, 2006, filed with the Securities and Exchange Commission on October 3, 2006.**
(a)(8)	Press release issued by McDonald's on October 5, 2006.
(h)	Opinion of Cleary Gottlieb Steen & Hamilton LLP (incorporated by reference to the Chipotle Registration Statement).*

*
Previously filed with the Securities and Exchange Commission on the Tender Offer Statement on Schedule TO filed on September 8, 2006.

**
Previously filed with the Securities and Exchange Commission on Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on October 3, 2006.

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  Item 4. Terms of the Transaction.
  Item 12. Exhibits.
EXHIBIT INDEX